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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 1)


                      ENHANCE FINANCIAL SERVICES GROUP INC.
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                                (NAME OF ISSUER)


COMMON STOCK, PAR VALUE $.10 PER                      293310 10 8
              SHARE
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(TITLE OF CLASS OF SECURITIES)           (CUSIP NUMBER FOR AMERICAN DEPOSITORY
                                         SHARES REPRESENTING 10 ORDINARY SHARES)



Check the following box if a fee is being paid with the statement [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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                               (Page 1 of 5 Pages)


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NYFS05...:\34\62634\0001\2017\SEC2119V.290

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CUSIP No.               293310 10 8                     13G                   Page 2 of 5
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
       1          NAME OF REPORTING PERSON:            MEDIAONE FINANCIAL SERVICES, INC.

                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON:                             84-0931996
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (A) [_]
                                                                                           (B) [_]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              COLORADO
                  ORGANIZATION:

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      NUMBER OF           5    SOLE VOTING POWER:              16
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER:            0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         16
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH          8    SHARED DISPOSITIVE POWER:       0

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       9          AGGREGATE AMOUNT BENEFICIALLY                16
                  OWNED BY REPORTING PERSON:

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    0.0%

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       12         TYPE OF REPORTING PERSON:            CO

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

ITEM 1.     (a)   Name of Issuer:  Enhance Financial Services Group Inc. (the
                  "Issuer")

            (b)   Address of Issuer's Principal Executive Offices:

                  335 Madison Avenue
                  New York, NY 10017

ITEM 2.     (a)   Name of Person(s) Filing:

                  MediaOne Financial Services, Inc.

                  MediaOne Financial Services, Inc., a Colorado corporation, was formerly known as U S West Financial Services, Inc., the initial filer of this Schedule 13G. MediaOne Financial Services, Inc. is a wholly owned subsidiary of MediaOne Group Inc., a Delaware corporation.

            (b)   Address of Principal Business Office or, if none, Residence:

                  5613 DTC Parkway, Suite 700
                  Englewood, CO  80111

            (c)   Citizenship:  Colorado

            (d)   Title of Class of Securities:  Common Stock

            (e) CUSIP Number for American Depository Shares representing 10 Ordinary Shares: 293310 10 8

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a ...

            Not Applicable

ITEM 4.     Ownership

            (a)   Amount Beneficially Owned: 16 shares of Common Stock

            (b)   Percent of Class: 0.0%

            (c)   Number of shares as to which such entity has:

                  (i)   sole power to vote or to direct the vote:  16

                  (ii)  shared power to vote or to direct the vote: none

                  (iii) sole power to dispose or to direct the disposition
                        of: 16 shares

                  (iv) shared power to dispose or to direct the disposition of: none

ITEM 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable

ITEM 8.     Identification and Classification of Members of the Group.

            Not Applicable

ITEM 9.     Notice of Dissolution of Group

            Not Applicable

ITEM 10.    Certification

            Not applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 1999


                                      MediaOne Financial Services, Inc.

                                      By /s/ Stephen E. Brilz
                                         -------------------------------------
                                         Name: Stephen E. Brilz
                                         Title: Secretary








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